Exhibit 99.8

NICE Adds Automated Cloud-Based Transcription Service to
NICE COMPASS Compliance Assurance Suite

NICE COMPASS Discovery accelerates investigations and automates manual processes around large volumes of trader voice communications

Hoboken, N.J., July 24, 2018 – NICE (Nasdaq: NICE), the leading provider of financial communication compliance solutions, today announced NICE COMPASS Discovery, a new automated, cloud-based trader voice transcription service. The new service builds on the successful launch of the NICE COMPASS compliance assurance solution late last year by giving financial services organizations (FSOs) new capabilities to save time and money, and improve responsiveness to regulators.

Whether initiated by regulators or FSOs’ own internal teams, extraction and review of large volumes of trader voice recordings are becoming the norm. Rapid response to investigative requests (in some cases within 72 hours) is mandated by a host of regulations and standards, including MiFID II, FX Code of Conduct and Dodd-Frank. Increasingly, when such requests are made, regulators and legal teams often request transcripts of trade-related calls, in addition to a complete set of voice recordings.

Chris Wooten, Executive Vice President, NICE, said, “For complex investigations involving large volumes of calls, finding, downloading and transcribing every call can be a long, tedious process. There are additional costs and delays when recordings need to be sent to an outside company for transcription. Some financial services organizations have even resorted to trying to stitch together their own solutions using middleware to integrate audio recording and third-party transcription software. NICE COMPASS Discovery’s cloud-based automated transcription service fills this gap by providing a one-stop solution without the headaches, and by dramatically improving the speed, consistency and quality of transcriptions.”

Working alongside the powerful capabilities of NICE COMPASS, including Automated Bulk Call Extraction, NICE COMPASS Discovery helps firms accelerate investigations and improve their responsiveness to regulators by automating costly and time-consuming manual processes around retrieving, downloading and transcribing large volumes of trade-related communications. Downloaded calls are automatically ingested into the NICE cloud-based voice-to-text transcription system, transcribed and then packaged together with transcriptions and relevant metadata for easy sharing with regulators and other requestors. FSOs benefit from:

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Faster investigation turnaround times: Trader investigation turnaround times are significantly reduced. There’s no waiting to send audio recordings out to an external company for manual transcription, and no waiting days to get transcripts back.

•	Cost savings: FSOs no longer need to send audio recordings out to expensive third-party providers for manual transcription; they only purchase the processing hours they need.
•	Fewer headaches: NICE COMPASS Discovery offers an all-in-one solution without the headaches of custom integration and middleware.
•	Scalability: FSOs can download and transcribe over a million recordings a day, and add more capacity as needed.
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Greater accuracy and consistency: NICE COMPASS Discovery’s hosted speech-to-text transcription solution is powered by Nexidia, NICE’s award-winning automatic speech recognition engine, which offers an extremely high degree of consistency compared to other automated transcription tools and manual (human) transcription methods.

Additionally, trader communications come with a unique set of problems for transcription – including slang and jargon, overlapping speech and pitch variations, and short audio clips. NICE’s speech recognition engine returns highly accurate results regardless of audio quality, speaker accents, dialects, slang and non-standard grammatical patterns. NICE COMPASS Discovery’s transcription engine is also able to accurately transcribe audio in 44 different languages.

NICE COMPASS Discovery was designed to work with the NICE Trading Recording System (NTR). Used by most of the world’s leading banks and investment firms to record and retain trade conversations from turrets, desk phones, mobile phones, and Unified Communications platforms, NTR is an ‘all-in-one’ compliance-focused trade conversation recording platform.

NICE COMPASS Discovery is part of the NICE COMPASS solution suite. NICE COMPASS helps Financial Services Organizations streamline their compliance assurance processes through automated provisioning, system health checks, call extraction, compliance assurance reporting, and now automated transcription.

NICE is a leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.